SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                   3 May 2006


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 3 May 2006 re: Annual Information Update


                              LLOYDS TSB GROUP plc

                      FSA ANNUAL INFORMATION UPDATE (AIU)

This AIU is required by and is being made pursuant to prospectus rule 5.2 and not for any other purpose and neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information which it contains. This information is not necessarily up to date at the date of this AIU and the Company does not undertake any obligation to update the information in future. Furthermore, this information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. This AIU does not constitute an offer of any securities addressed to any person and should not be relied on by any person.

Section1

Regulatory Information Service/The London Stock Exchange

Brief description of information published and where details can   Date of
be obtained                                                        publication

(Note 1 below refers)                                              (Note 2 below
                                                                   refers)
Companies Act S211 notification - register of interests in shares
- The Capital Group Companies Inc                                  02/03/2005

Notification relating to directors' interests in shares            03/03/2005
- employee share schemes

Lloyds TSB Group 2004 final results                                04/03/2005

Notification relating to directors' interests in shares            07/03/2005
- Mr. Daniels

Notification relating to directors' interests in shares            10/03/2005
- Mr. Daniels share retention plan

Notification relating to directors' interests in shares            18/03/2005
- Mr. Daniels, Mr. Pritchard, Mr. Tate. Mr. Fairey, Mr. Kane and
Mrs. Weir

Notification relating to directors' interests in shares            21/03/2005
- Mr. Daniels, Mr. Tate. Mr. Fairey, Mr. Kane and Mrs. Weir

Companies Act S211 notification - register of interests in shares
- The Capital Group Companies Inc                                  22/03/2005

Notification relating to directors' interests in shares            23/03/2005
- Mr. Daniels, Mr. Fairey & Mr. Kane
Notification of interests of directors - shareplan

Notification relating to directors' interests in shares            24/03/2005
   -Dr. Berndt

Lloyds TSB Group 2005 annual report, notice of meeting etc         01/04/2005

Notification of interests of directors - shareplan                 22/04/2005

Notification relating to directors' interests in shares            25/04/2005
   -Mr. Daniels, Mr. Fairey & Mr. Kane

Notification of interests of directors - shareplan                 25/04/2005

Notification of interests of directors - shareplan                 25/04/2005

Notification of interests of directors - shareplan                 26/04/2005

Notification of interests of directors - shareplan                 27/04/2005

Notification of interests of directors - shareplan                 29/04/2005

AGM trading statement                                              05/05/2005

AGM 2005 poll results                                              06/05/2005

Notification relating to directors' interests in shares            06/05/2005
- Mr. Daniels, Mr. Fairey, Mr. Kane, Mr. Tate & Mrs. Weir

AGM Statement                                                      06/05/2005

Notification relating to directors' interests in shares            19/05/2005
- Mr. Fairey & Mr. Brown

Notification relating to directors' interests in shares            19/05/2005
- Mrs. Weir

Announcement relating to the appointment of Ms. T.A. Dial          24/05/2005

Notification relating to directors' interests in shares            25/05/2005
Mr. Daniels, Mr. Fairey & Mr. Kane

Notification of interests of directors - shareplan                 25/05/2005

International Financial Reporting Standards news release and       27/05/2005
transition documents

Notification relating to directors' interests in shares            02/06/2005
   -Ms. Dial

Notification relating to directors' interests in shares            06/06/2005
- Mr. Daniels

Pre close trading update                                           20/06/2005

Notification relating to directors' interests in shares            23/06/2005
- Mr. Daniels, Mr. Fairey & Mr. Kane
Notification of interests of directors - shareplan

Notification relating to directors' interests in shares            29/06/2005
- Mrs. Weir

Block listing six monthly return                                   01/07/2005

Notification of interests of directors - shareplan                 22/07/2005

Notification of transactions of directors, persons discharging     22/07/2005
managerial responsibility or connected persons
   -Mr. Daniels, Mr. Fairey, Mr. Kane, Mr. Wiscarson , Mr.
    Hijkoop & Mrs. Sergeant

Lloyds TSB Group 2005 half-year results                            29/07/2005

Companies Act S211 notification - register of interests in shares  03/08/2005
- Barclays Bank plc

Base rate change                                                   04/08/2005

Notification of transactions of directors, persons discharging     12/08/2005
managerial responsibility or connected persons
- Ms. Dial

Notification of transactions of directors, persons discharging     24/08/2005
managerial responsibility or connected persons
- Mr. Daniels, Mr. Fairey, Mr. Kane, Mr. Wiscarson, Mr. Hijkoop &
Mrs. Sergeant
Notification of interests of directors - shareplan

Announcement relating to the appointment of Lord Leitch            14/09/2005

Announcement relating to the appointment of Jan du Plessis         21/09/2005

Notification of interests of directors - shareplan                 21/09/2005

Notification of transactions of directors, persons discharging     23/09/2005
managerial responsibility or connected persons
- Mr. Daniels, Mr. Fairey, Mr. Kane, Mr. Wiscarson, Mr. Hijkoop &
Mrs. Sergeant

Notification of a presentation for analysts and investors on       30/09/2005
3rd October, 2005 at 2.30 p.m.

Notification of transactions of directors, persons discharging     07/10/2005
managerial responsibility or connected persons
   -Mrs. Weir, Mr. Wiscarson and Mrs. Sergeant

Notification of transactions of directors, persons discharging     18/10/2005
managerial responsibility or connected persons
   -Mr. van den Bergh

Notification of transactions of directors, persons discharging     19/10/2005
managerial responsibility or connected persons - Mr. Fairey and Mrs Weir

Notification of transactions of directors, persons discharging     20/10/2005
managerial responsibility or connected persons
- Mr. Brown

Notification of interests of directors - shareplan                 21/10/2005

Notification of transactions of directors, persons discharging     25/10/2005
managerial responsibility or connected persons
- Mr. Daniels, Mr. Fairey, Mr. Kane, Mr. Wiscarson, Mr. Hijkoop &
Mrs. Sergeant

Notification of change in director's details                       27/10/2005
- Mrs Weir - ceased to be a director The City of London Investment
Trust PLC

Notification of interests of directors - shareplan                 22/11/2005

Notification of transactions of directors, persons discharging     24/11/2005
managerial responsibility or connected persons
- Mr. Daniels, Mr. Fairey, Mr. Kane, Mr. Wiscarson, Mr. Hijkoop &
Mrs. Sergeant

FRN variable rate fix                                              02/12/2005

Trading update                                                     12/12/2005

Notification of transactions of directors, persons discharging     19/12/2005
managerial responsibility or connected persons
- Mr. J.P. du Plessis

Disposal of the Goldfish Credit Card business                      20/12/2005

Notification of interests of directors - shareplan                 21/12/2005

Notification of transactions of directors, persons discharging     22/12/2005
managerial responsibility or connected persons
   -Mr. Daniels, Mr. Fairey, Mr. Kane, Mr. Wiscarson, Mr.
    Hijkoop & Mrs. Sergeant

Block listing return                                               03/01/2006

Notification of interests of directors - shareplan                 23/01/2006

Notification of transactions of directors, persons discharging     26/01/2006
managerial responsibility or connected persons
- Mr. Daniels, Mr. Fairey, Mr. Kane, Mr. Wiscarson, Mr. Hijkoop &
Mrs. Sergeant

Announcement relating to the appointment of Sir Victor Blank       26/01/2006

Notification of interests of directors - employee share schemes    10/02/2006

Notification of interests of directors - shareplan                 21/02/2006

Notification of transactions of directors, persons discharging     22/02/2006
managerial responsibility or connected persons
- Mr. Daniels, Mr. Fairey, Mr. Kane, Mr. Wiscarson, Mr. Hijkoop &
Mrs. Sergeant

Notification of agreement to sell the group's business in          22/02/2006
Paraguay.

FRN variable rate fix                                              22/02/2006

Lloyds TSB Group 2005 financial results                            24/02/2006

Notification of transactions of directors, persons discharging     01/03/2006
managerial responsibility or connected persons
- Sir Victor Blank (as at date of appointment)

Notification of interests of directors - employee share schemes    02/03/2006
Notification of transactions of directors, persons discharging     02/03/2006
managerial responsibility or connected persons
- Mr. Kane

Notification of change in director's details                       03/03/2006
- Sir Julian Horn-Smith appointed a director of Sage Group plc

Companies Act S211 notification - register of interests in shares
- The Capital Group Companies Inc                                  09/03/2006
- Morgan Stanley Securities Limited                                09/03/2006

Notification of transactions of directors, persons discharging     13/03/2006
managerial responsibility or connected persons
- Mr. Fairey & Mr. Wiscarson

Companies Act S211 notification - register of interests in shares
- The Capital Group Companies Inc                                  15/03/2006

Notification of transactions of directors, persons discharging     16/03/2006
managerial responsibility or connected persons
- Mr. Daniels

Notification of transactions of directors, persons discharging     20/03/2006
managerial responsibility or connected persons

- Mr. Kane

Notification of transactions of directors, persons discharging     22/03/2006
managerial responsibility or connected persons
- Mr. Daniels, Ms Dial, Mr. Fairey, Mr. Kane, Mr. Tate, Ms Weir,
Mr. Wiscarson, Mr. Hijkoop & Mrs. Sergeant
Notification of interests of directors - shareplan

Companies Act S211 notification - register of interests in shares
- Morgan Stanley Securities Limited                                23/03/2006

Notification of transactions of directors, persons discharging
managerial responsibility or connected persons                     24/03/2006
- Mr. Daniels, Mr. Fairey, Mr. Kane, Mr. Wiscarson, Mr. Hijkoop &
Mrs. Sergeant

Notification of transactions of directors, persons discharging     30/03/2006
managerial responsibility or connected persons
- Mr. Fairey

Lloyds TSB Group 2005 annual report, notice of meeting etc         03/04/2006



Section 2

Registrar of Companies (ROC)

Form        Brief description of information published and where details    Date of
description can be obtained                                                 publication
            (Note 1 below refers)

88(2)R      Return of allotment of shares - 1,395 ordinary shares of 25p    04/03/2005
88(2)R      Return of allotment of shares - 904 ordinary shares of 25p      04/03/2005
88(2)R      Return of allotment of shares - 2,680 ordinary shares of 25p    04/03/2005
288c        Change in particulars - G.J.N. Gemmell                          02/03/2005
88(2)R      Return of allotment of shares - 4,898 ordinary shares of 25p    14/03/2005
88(2)R      Return of allotment of shares - 4,149 ordinary shares of 25p    18/03/2005
88(2)R      Return of allotment of shares - 9,896 ordinary shares of 25p    18/03/2005
88(2)R      Return of allotment of shares - 1,921 ordinary shares of 25p    18/03/2005
288c        Change in particulars - A.A. Knight                             21/03/2005
88(2)R      Return of allotment of shares - 7,098 ordinary shares of 25p    06/04/2005
88(2)R      Return of allotment of shares - 1,147 ordinary shares of 25p    06/04/2005
88(2)R      Return of allotment of shares - 571 ordinary shares of 25p      06/04/2005
88(2)R      Return of allotment of shares - 450 ordinary shares of 25p      06/04/2005
88(2)R      Return of allotment of shares - 1,834 ordinary shares of 25p    06/04/2005
88(2)R      Return of allotment of shares - 823 ordinary shares of 25p      06/04/2005
88(2)R      Return of allotment of shares - 5,478 ordinary shares of 25p    06/04/2005
88(2)R      Return of allotment of shares - 7 ordinary shares of 25p        06/04/2005
88(2)R      Return of allotment of shares - 629 ordinary shares of 25p      06/04/2005
88(2)R      Return of allotment of shares - 1,352 ordinary shares of 25p    07/04/2005
88(2)R      Return of allotment of shares - 382 ordinary shares of 25p      19/04/2005
AA          Annual accounts                                                 20/04/2005
288c        Change in particulars - M.E. Fairey                             27/04/2005
288c        Change in particulars - G.J.N. Gemmell                          03/05/2005
363a        Annual return                                                   04/05/2005
88(2)R      Return of allotment of shares - 12,807 ordinary shares of 25p   10/05/2005
288b        Resignation of director - D.P. Pritchard                        10/05/2005
288b        Resignation of director - Dr. Gibson-Smith                      10/05/2005
88(2)R      Return of allotment of shares - 540 ordinary shares of 25p      17/05/2005
RES08       Directors authority to allot shares, disapplication of          12/05/2005
            pre-emption rights & ability to purchase own shares
88(2)R      Return of allotment of shares - 9,171 ordinary shares of 25p    07/06/2005
88(2)R      Return of allotment of shares - 676 ordinary shares of 25p      15/06/2005
88(2)R      Return of allotment of shares - 2,568 ordinary shares of 25p    23/06/2005
88(2)R      Return of allotment of shares - 210 ordinary shares of 25p      23/06/2005
88(2)R      Return of allotment of shares - 1,965 ordinary shares of 25p    23/06/2005
88(2)R      Return of allotment of shares - 155 ordinary shares of 25p      23/06/2005
288a        Appointment of director - T.A. Dial                             17/06/2005
88(2)R      Return of allotment of shares - 99,892 ordinary shares of 25p   04/08/2005
88(2)R      Return of allotment of shares - 35,218 ordinary shares of 25p   16/08/2005
88(2)R      Return of allotment of shares - 500 ordinary shares of 25p      16/08/2005
88(2)R      Return of allotment of shares - 57,605 ordinary shares of 25p   16/08/2005
88(2)R      Return of allotment of shares - 47,881 ordinary shares of 25p   16/08/2005
88(2)R      Return of allotment of shares - 49,355 ordinary shares of 25p   16/08/2005
88(2)R      Return of allotment of shares - 41,567 ordinary shares of 25p   16/08/2005
88(2)R      Return of allotment of shares - 2,704 ordinary shares of 25p    24/08/2005
88(2)R      Return of allotment of shares - 30,217 ordinary shares of 25p   24/08/2005
288c        Change in particulars - M.A. van den Bergh                      08/09/2005
88(2)R      Return of allotment of shares - 22,120 ordinary shares of 25p   08/09/2005
88(2)R      Return of allotment of shares - 26,299 ordinary shares of 25p   08/09/2005
88(2)R      Return of allotment of shares - 22,323 ordinary shares of 25p   08/09/2005
88(2)R      Return of allotment of shares - 2,704 ordinary shares of 25p    16/09/2005
88(2)R      Return of allotment of shares - 676 ordinary shares of 25p      16/09/2005
88(2)R      Return of allotment of shares - 676 ordinary shares of 25p      22/09/2005
288a        Appointment of director - J. du Plessis                         11/10/2005
288a        Appointment of director - Lord Leitch                           12/10/2005
88(2)R      Return of allotment of shares - 6,663 ordinary shares of 25p    01/11/2005
88(2)R      Return of allotment of shares - 19,506 ordinary shares of 25p   01/11/2005
88(2)R      Return of allotment of shares - 9,846 ordinary shares of 25p    01/11/2005
88(2)R      Return of allotment of shares - 3,494 ordinary shares of 25p    01/11/2005
88(2)R      Return of allotment of shares - 8,833 ordinary shares of 25p    01/11/2005
88(2)R      Return of allotment of shares - 5,551 ordinary shares of 25p    08/11/2005
88(2)R      Return of allotment of shares - 59,858 ordinary shares of 25p   08/11/2005
88(2)R      Return of allotment of shares - 806 ordinary shares of 25p      17/01/2006
88(2)R      Return of allotment of shares - 5,911 ordinary shares of 25p    17/01/2006
88(2)R      Return of allotment of shares - 13,325 ordinary shares of 25p   17/01/2006
88(2)R      Return of allotment of shares - 22,669 ordinary shares of 25p   17/01/2006
88(2)R      Return of allotment of shares - 37,068 ordinary shares of 25p   17/01/2006
288c        Change in particulars - H.A. Weir                               16/01/2006
88(2)R      Return of allotment of shares - 467 ordinary shares of 25p      25/01/2006
288c        Change in particulars - H.A. Weir                               20/01/2006
288c        Change in particulars - T.A. Dial                               31/01/2006
88(2)R      Return of allotment of shares - 21,355 ordinary shares of 25p   22/02/2006
88(2)R      Return of allotment of shares - 14,087ordinary shares of 25p    22/02/2006
88(2)R      Return of allotment of shares - 12,615 ordinary shares of 25p   22/02/2006
88(2)R      Return of allotment of shares - 3,706 ordinary shares of 25p    22/02/2006
288a        Appointment of director - Sir Victor Blank                      02/03/2006


Section 3

Securities & Exchange Commission (SEC) and New York Stock Exchange

Form        Brief description of information published                       Date of
description                                                                  publication
            These are the notifications to the SEC and the New York Stock
            Exchange of the items listed against the same dates in section 1 of this update (unless otherwise stated)
    6-K     Report of foreign issuer - announced to the RIS on 01/04/2005    04/04/2005
    6-K     Report of foreign issuer                                         22/04/2005
    6-K     Report of foreign issuer X3                                      25/04/2005
    6-K     Report of foreign issuer                                         26/04/2005
    6-K     Report of foreign issuer                                         27/04/2005
    6-K     Report of foreign issuer                                         29/04/2005
    6-K     Report of foreign issuer                                         05/05/2005
    6-K     Report of foreign issuer X3                                      06/05/2005
    6-K     Report of foreign issuer                                         19/05/2005
    6-K     Report of foreign issuer - announced to the RIS on 19/05/2005    20/05/2005
    6-K     Report of foreign issuer                                         24/05/2005
    6-K     Report of foreign issuer X2                                      25/05/2005
    6-K     Report of foreign issuer X2                                      27/05/2005
    6-K     Report of foreign issuer                                         02/06/2005
    6-K     Report of foreign issuer                                         06/06/2005
    6-K     Report of foreign issuer                                         20/06/2005
    6-K     Report of foreign issuer                                         23/06/2005
    6-K     Report of foreign issuer                                         29/06/2005
   20-F     Annual and transition report of foreign issuer - notified only   29/06/2005
            to the SEC and therefore not listed in section 1
    6-K     Report of foreign issuer                                         01/07/2005
    6-K     Report of foreign issuer X2                                      22/07/2005
    6-K     Report of foreign issuer                                         29/07/2005
    6-K     Report of foreign issuer - announced to the RIS on 03/08/2005    04/08/2005
    6-K     Report of foreign issuer                                         12/08/2005
    6-K     Report of foreign issuer                                         24/08/2005
    6-K     Report of foreign issuer                                         14/09/2005
    6-K     Report of foreign issuer X2                                      21/09/2005
    6-K     Report of foreign issuer                                         23/09/2005
    6-K     Report of foreign issuer                                         30/09/2005
    6-K     Report of foreign issuer                                         07/10/2005
    6-K     Report of foreign issuer                                         18/10/2005
    6-K     Report of foreign issuer                                         19/10/2005
    6-K     Report of foreign issuer                                         20/10/2005
    6-K     Report of foreign issuer                                         21/10/2005
    6-K     Report of foreign issuer                                         25/10/2005
    6-K     Report of foreign issuer                                         27/10/2005
    6-K     Report of foreign issuer                                         22/11/2005
    6-K     Report of foreign issuer - announced to the RIS on 24/11/2005    25/11/2005
    6-K     Report of foreign issuer                                         12/12/2005
    6-K     Report of foreign issuer                                         19/12/2005
    6-K     Report of foreign issuer                                         20/12/2005
    6-K     Report of foreign issuer                                         21/12/2005
    6-K     Report of foreign issuer                                         22/12/2005
    6-K     Report of foreign issuer                                         03/01/2006
    6-K     Report of foreign issuer                                         23/01/2006
    6-K     Report of foreign issuer X2                                      26/01/2006
    6-K     Report of foreign issuer                                         10/02/2006
    6-K     Report of foreign issuer                                         21/02/2006
    6-K     Report of foreign issuer X2                                      22/02/2006
    6-K     Report of foreign issuer                                         24/02/2006
    6-K     Report of foreign issuer                                         01/03/2006
    6-K     Report of foreign issuer X2                                      02/03/2006
    6-K     Report of foreign issuer                                         03/03/2006
    6-K     Report of foreign issuer X2                                      09/03/2006
    6-K     Report of foreign issuer                                         13/03/2006
    6-K     Report of foreign issuer                                         15/03/2006
    6-K     Report of foreign issuer                                         16/03/2006
    6-K     Report of foreign issuer                                         20/03/2006
    6-K     Report of foreign issuer                                         22/03/2006
    6-K     Report of foreign issuer                                         23/03/2006
    6-K     Report of foreign issuer                                         24/03/2006
    6-K     Report of foreign issuer                                         30/03/2006



Section 4

Comision Nacional del Mercado de Valores (CNMV) - Spain

Form        Brief description of information published                       Date of
description                                                                  publication
     -      A letter addressed to the CNMV relating to the corporate         21/09/2005
            governance report filed with the CNMV, attaching the English version of the accounts and a translation into Spanish of the corporate governance report.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     3 May 2006